Exhibit 23.1
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Stock Subscription Warrants, French Employee Savings Plan, as amended, 2004 International Employee Stock Purchase Plan, as amended, and the 2006 Stock Plan of Business Objects S.A. of our reports dated February 27, 2007, with respect to the consolidated financial statements and schedule of Business Objects S.A. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, Business Objects S.A. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Business Objects S.A., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
San Jose, California
July 30, 2007